ALL STOCKHOLDERS OF CNET NETWORKS, INC. ("THE ISSUER") ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE POTENTIAL PARTICIPANTS FROM THE STOCKHOLDERS OF THE ISSUER FOR USE AT THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF THE ISSUER WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN AND IF COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE POTENTIAL PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST.

POTENTIAL PARTICIPANTS

The entities below, together with the Nominees (as defined below) (together with the Nominees, the "Potential Participants") are anticipated to be, or may be deemed to be, potential participants in a potential solicitation of proxies with respect to the 2008 annual meeting of shareholders of the Issuer by JANA Partners LLC, Spark Management Partners, L.L.C., Velocity Interactive Media, LLC, Alex Interactive Media, LLC and Sandell Asset Management Corp.:

JANA Partners LLC

JANA Partners LLC, a Delaware limited liability company ("JANA") is a private money management firm which holds shares of the Issuer in various accounts under its management and control. The principals of JANA are Barry Rosenstein and Gary Claar (the "JANA Principals"). The principal business of JANA and the JANA Principals is investing for accounts under their management.

Spark Management Partners, L.L.C.

Spark Management Partners, L.L.C., a Delaware limited liability company ("Spark"), is the general partner of Spark Capital, L.P., a venture capital fund (the "Spark Fund"). The Spark Fund is the managing member of CT-100 Holdings, LLC, a Delaware limited liability company ("CT-100"), which holds the shares of the issuer beneficially owned by Spark. The principals of Spark are Todd Dagres, Santo Politi, Dennis Miller, Paul Conway and Bijan Sabet (the "Spark Principals"). The principal business of Spark and the Spark Principals is the making and management of venture capital investments.

Velocity Interactive Management, LLC

Velocity Interactive Management, LLC, a Delaware limited liability company ("Velocity"), is a private money management firm which holds shares of the Issuer in various accounts under its


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management and control.  The principals of Velocity are Jonathan  Miller,  David
Britts, Ross Levinsohn, Keyur Patel and Roland Van der Meer (the "Velocity Principals") The principal business of Velocity and the Velocity Principals is investing for accounts under their management.

Alex Interactive Media, LLC

Alex Interactive Media, LLC, a Delaware limited liability company ("AIM"), is a private investment company. The principal of AIM is Paul Gardi ("Gardi"). The principal business of AIM and Gardi is leveraging their domain expertise in digital media and related industries.

Sandell Asset Management Corp.

Sandell Asset Management Corp., a Cayman Islands exempted company ("Sandell"), is the discretionary investment manager for funds and accounts under its management. The principal of Sandell is Thomas E. Sandell (the "Sandell Principal"). The principal business of Sandell and the Sandell Principal is investing in securities and other investment opportunities for accounts under their management.

The Nominees:

The following individuals, as intended or potential nominees for election as director of the Issuer, are anticipated to be, or may be deemed to be, potential participants in the potential solicitation of proxies: Paul Gardi, a citizen of South Africa, Santo Politi, a citizen of the United States, Jonathan Miller, a citizen of the United States, Jaynie Studenmund, a citizen of the United States, Julius Genachowski, a citizen of the United States, Brian Weinstein, a citizen of the United States, and Giorgio Caputo, a citizen of the United States.

Beneficial Ownership of Common Stock and other Interests:

As of the close of business on January 11, 2008, New York City time, the Potential Participants may be deemed to beneficially own, in the aggregate, 21,191,189 shares of common stock, par value $0.0001 per share, of the Issuer (the "Shares"), representing approximately 13.9% of the Issuer's outstanding Shares (based upon the 151,973,545 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2007).

As of January 11, 2008, (i) JANA may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") 18,521,189 Shares, or 12.2% of the outstanding Shares, (ii) Spark may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) 2,583,979 Shares, or 1.7% of the outstanding Shares, (iii) Velocity may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) 1,000,000 Shares, or 0.7 % of the outstanding Shares, (iv) AIM may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) 129,199 Shares, or less than 0.1 % of the outstanding Shares and (v) Sandell may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) 2,670,000 Shares, or 1.8% of the outstanding shares.


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On December 23, 2007,  JANA,  CT-100,  AIM,  Paul Gardi  ("Gardi")  and Velocity
entered into an amended and restated agreement (the "Amended and Restated Agreement"). Pursuant to the Amended and Restated Agreement, AIM, as Gardi's employer, and Gardi agreed to provide financial and operational advisory and consulting services to JANA and CT-100 in connection with existing or potential investments by JANA and CT-100 (and affiliated entities of both) in Shares. In return, Gardi is entitled to receive compensation consisting of (i) a consulting fee (the "Consulting Fee") equal to four quarterly payments of $25,000 (which Consulting Fee shall be refunded to the extent Gardi receives any payment directly from the Issuer or in respect of the Profit Participation (as defined below)) and (ii) 9% of the net profits of JANA, CT-100 and affiliated entities of both from investments in Shares (the "Profit Participation"). The Profit Participation is payable to Gardi only if the net profits of JANA and CT-100 (and affiliated entities of both) on their investment in Shares exceed an 8% internal rate of return. The Profit Participation will be paid to Gardi upon the realization of such net profits, or, if Shares to which the Profit Participation applies remain unsold on December 23, 2010, upon the request of Gardi at any time thereafter. Consulting fees or other compensation paid to any potential third party nominee to the Board will be deducted from the amount paid to Gardi, subject to certain caps, in respect of the Profit Participation. Under the Amended and Restated Agreement, CT-100 and Gardi have agreed to purchase $20 million and $1 million, respectively, of Shares from JANA. Gardi's purchase of Shares under the Amended and Restated Agreement will be made by AIM, as contemplated by the Amended and Restated Agreement, and it is expected that such Shares will be purchased through a capital contribution by AIM (i) to a Delaware limited liability company to be organized by JANA to hold Shares (the "JANA SPV") and (ii) to CT-100. Each purchaser of Shares under the Amended and Restated Agreement further agreed not to sell such Shares (or in the case of Velocity, any Shares acquired under the Option Agreement) until the earliest of
(i) the disposition of all Shares owned by JANA (provided that if JANA sells less than all of the Shares owned by it, CT-100, Gardi and Velocity, respectively, may sell a pro rata portion of any Shares owned by them), (ii) the commencement of the Issuer's next annual meeting of shareholders, and (iii) the date that JANA notifies any other party that it has ceased to pursue any proposals to the Issuer regarding the conduct of its business. In addition, the Amended and Restated Agreement provides that all public statements, regulatory filings, contacts with management and related activities related to the Issuer will be made and conducted by JANA, following reasonable consultation with CT-100, AIM and, should it acquire Shares, Velocity, and further provides that the Profit Participation and all reasonable third party expenses related to any proxy contest shall be shared by JANA, CT-100 and should it acquire Shares, Velocity, pro rata to their investment in Shares. In addition, JANA and Velocity have entered into an Option Agreement, dated December 21, 2007 (the "Option Agreement") giving Velocity the option to purchase from JANA up to 1,000,000 Shares at $10.00 per Share for six months beginning December 21, 2007.

Pursuant to an Agreement, dated January 4, 2008 (the "Sandell Group Agreement"), between JANA and Sandell, Sandell agreed not to sell any Shares purchased by funds, accounts or other affiliated entities ("Sandell Funds") until the earliest of (i) the disposition of all Shares owned by JANA (provided that if JANA sells less than all of the Shares owned by it, Sandell Funds may sell a pro rata portion of any Shares owned by them), (ii) the commencement of the Issuer's next annual meeting of shareholders and (iii) the date that JANA notifies Sandell that it has ceased to


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pursue any proposals to the Issuer  regarding  the conduct of its  business.  In addition, the Sandell Group Agreement provides that all public statements, regulatory filings, contacts with management and related activities related to the Issuer will be made and conducted by JANA, following reasonable consultation with Sandell and the parties to the Amended and Restated Agreement, and further provides that Sandell shall reimburse the parties to the Amended and Restated Agreement for its pro rata share of (i) the Profit Participation and (ii) all reasonable third party expenses related to any proxy contest.

The foregoing description of the Amended and Restated Agreement, the Option Agreement and the Sandell Group Agreement is a summary only.

By virtue of the Amended and Restated Agreement, the Option Agreement and the Sandell Group Agreement, JANA, Spark, Velocity, AIM and Sandell may be deemed to have formed a "Group" within the meaning of Section 13(d)(3) of the Act. However, each of JANA, Spark, Velocity, AIM and Sandell expressly disclaims beneficial ownership of any Shares beneficially owned by the other members of the group. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of such parties that it is the beneficial owner of any Shares beneficially owned by any of the other parties, except as otherwise disclosed herein.

Each of the Nominees has entered into a nominee agreement pursuant to which the JANA and CT-100 have agreed to pay the costs of soliciting proxies in connection with the Issuer's 2008 annual meeting of shareholders, and to defend and indemnify the Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the board of directors of the Issuer and the solicitation of proxies in support of their election. In addition, the nominee agreements with Mr. Miller, Mr. Genachowski, Ms. Studenmund and Mr. Weinstein provide that they are entitled to receive certain specified compensation in the event that they are elected or appointed and serve as directors of the Issuer, and in the event they serve as a nominee but are not elected or appointed. Mr. Gardi, Mr. Politi and Mr. Caputo do not receive any compensation under their nominee agreements and will not receive any compensation from JANA, Spark, Velocity or AIM or such parties' affiliates for their services as directors of the Issuer if elected. If elected, the Nominees will be entitled to such compensation from the Issuer as is consistent with the Issuer's past practices for services of non-employee directors.

In addition to the above, partners or employees of JANA, Spark, Velocity, AIM, Sandell and the Nominees may assist in the solicitation of proxies and will receive no additional consideration therefore.